FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-102846


For the month of May 2004

                                 Sanitec International S.A.
                                19-21 boulevard Prince Henri
                                     L-1724 Luxembourg
                                   RC Luxembourg B 82 055

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F |X|  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes |_|  No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes |_|  No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes |_|  No |X|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      Sanitec International S.A.

                                                              (Registrant)


                                                   By:    /s/ Timo Lehto
                                                        ----------------------
                                                   Name:  Timo Lehto
                                                   Title: Principal Financial
                                                          Officer and Director

24 May 2004

                           FORWARD-LOOKING STATEMENTS

         This report includes forward-looking statements. All statements other than statements of historical fact included in this report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, and future developments in the markets where we participate or are seeking to participate, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "plan", "potential", "predict", "project", "should", or "will" or the negative of such terms or other comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future. These risks, uncertainties and other factors include, among other things, those listed under "Risk Factors" in our annual report on Form 20-F, filed with the SEC on April 28, 2004, as well as those included elsewhere in this report. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

o        our ability to service our existing indebtedness;

o our ability to fund our future operations and capital needs through borrowing or otherwise;

o our ability to implement successfully our business strategy, including our ability to integrate our recently acquired businesses, exploit cross-selling opportunities, pursue growth opportunities and restructure our production network, and our ability to realize financial benefits from cost-saving initiatives;

o our expectations with respect to European economic and general industry conditions;

o        our ability to establish and maintain production and supply channels;

o        our ability to compete effectively in a highly competitive environment;
         and

o        our expectations about growth in demand for our products.

         We do not intend to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf, are expressly qualified in their entirety by cautionary statements contained throughout this report. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

                                                            RELEASE, final draft
                                                              Friday 21 May 2004




SANITEC INTERIM FINANCIAL REPORT JANUARY - MARCH 2004 PUBLISHED

Sanitec's Interim Report January - March 2004 has been published. The report for the first quarter is available both as a pdf and on-line version on our website (www.sanitec.com).


Highlights

First Quarter 2004

o First quarter 2004 net sales of EUR 252.9 million improved significantly over the same quarter in 2003, by EUR 11.0 million or 4.5%, driven by increased volumes and good average selling price performance.
o EBITDA improved by EUR 7.1 million or 18.9% to EUR 44.6 million or 17.6% of net sales compared to EUR 37.5 million or 15.5% of net sales in the first quarter last year, driven by higher sales and a leaner cost structure.
o    Operating profit increased substantially by EUR 8.8 million or 58.3% to EUR
     23.9 million or to 9.5% of net sales compared to EUR 15.1 million or 6.2% in the first quarter of 2003, underpinned by improved sales and efficiency.
o Total capital expenditure reduced to EUR 4.5 million or 1.8% of net sales for the quarter compared to EUR 5.2 million or 2.1% in the same quarter last year.
o Cash flow for the quarter was EUR 0.7 million or 3.8% better than in the same quarter in the previous year and the cash position improved considerably by EUR 19.8 million against Q1 2003.
o Our revolving credit facility of EUR 50 million remained undrawn and we were in full compliance with our loan covenants.


A subsequent conference call will be held on 25 May 2004 at 15:00 CET. Registration to the call will be made by filling in a conference call form on Sanitec's website. REGISTRATION IS REQUIRED NOT LATER THAN TUESDAY 25 MAY 2004 AT 8:00 CET.

                                  SANITEC 2004
                      Interim Financial Report
                          January - Marcy 2004
                                   (Unaudited)

                                                                     24 May 2003
                                                                    Page 2 of 18


TABLE OF CONTENTS



Table of Contents.............................................................2

Highlights....................................................................3

Basis of Financial Presentation...............................................3

Tables........................................................................5

   Consolidated Statements of Operations......................................5

   Consolidated Balance Sheets................................................6

   Consolidated Statements of Cash Flows......................................8

   Consolidated Statements of Operations.....................................10

   Segments..................................................................11

Operating and Financial Review...............................................12

Quantitative and Qualitative Disclosures About Market Risk...................18

                                                                     24 May 2003
                                                                    Page 3 of 18


HIGHLIGHTS

FIRST QUARTER 2004

o FIRST QUARTER 2004 NET SALES OF EUR 252.9 MILLION IMPROVED SIGNIFICANTLY OVER THE SAME QUARTER IN 2003, BY EUR 11.0 MILLION OR 4.5%, DRIVEN BY INCREASED VOLUMES AND GOOD AVERAGE SELLING PRICE PERFORMANCE.

o EBITDA IMPROVED BY EUR 7.1 MILLION OR 18.9% TO EUR 44.6 MILLION OR 17.6% OF NET SALES COMPARED TO EUR 37.5 MILLION OR 15.5% OF NET SALES IN THE FIRST QUARTER LAST YEAR, DRIVEN BY HIGHER SALES AND A LEANER COST STRUCTURE.

o    OPERATING PROFIT INCREASED SUBSTANTIALLY BY EUR 8.8 MILLION OR 58.3% TO EUR
     23.9 MILLION OR TO 9.5% OF NET SALES COMPARED TO EUR 15.1 MILLION OR 6.2% IN THE FIRST QUARTER OF 2003, UNDERPINNED BY IMPROVED SALES AND EFFICIENCY.

o TOTAL CAPITAL EXPENDITURE REDUCED TO EUR 4.5 MILLION OR 1.8% OF NET SALES FOR THE QUARTER COMPARED TO EUR 5.2 MILLION OR 2.1% IN THE SAME QUARTER LAST YEAR.

o CASH FLOW FOR THE QUARTER WAS EUR 0.7 MILLION OR 3.8% BETTER THAN IN THE SAME QUARTER IN THE PREVIOUS YEAR AND THE CASH POSITION IMPROVED CONSIDERABLY BY EUR 19.8 MILLION AGAINST Q1 2003.

o OUR REVOLVING CREDIT FACILITY OF EUR 50 MILLION REMAINED UNDRAWN AND WE WERE IN FULL COMPLIANCE WITH OUR LOAN COVENANTS.




BASIS OF FINANCIAL PRESENTATION

Sanitec International S.A. is a limited liability company established and registered with the Commercial Register in Luxembourg. Sanitec International S.A. issued the EUR 260 million High Yield Senior Notes in May 2002. The ultimate parent company of Sanitec International S.A. is Pool Acquisition S.A., a limited liability company established and registered with the Commercial Register in Luxembourg.

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in Finland ("Finnish GAAP"). Certain information and footnote disclosures normally included in financial statements presented in accordance with such generally accepted accounting principles have been condensed or omitted. In the opinion of management, all adjustments considered necessary for a fair presentation of interim financial information have been included. All such adjustments are of a normal recurring nature. These unaudited consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2003.

Accounting principles and valuation methods applied under Finnish GAAP when preparing the interim financial statements as of March 31, 2004 are materially the same as those applied for the year ended December 31, 2003. The preparation of financial statements in conformity with Finnish GAAP requires the management of the Group to make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The consolidated financial statements, including the quarterly information disclosed, include the financial statements of the parent company and its wholly and over 50% owned subsidiaries at the end of the financial period concerned. The acquisition of Sanitec Oyj by Sanitec Oy, formerly Pool Acquisition Helsinki Oy, the previous parent company of the Group, was accounted for as a purchase business combination and the related goodwill is amortized according to plan over a period of 20 years.

                                                                     24 May 2003
                                                                    Page 4 of 18

The operations of the vacuum sewage systems segment (Evac) were sold to Zodiac S.A., the publicly listed parent company of a French industrial group, in a transaction closed on April 14, 2004. The enterprise value of the sale was EUR 60 million. Out of the net proceeds of the sale of EUR 59.5 million, loans under senior credit facility amounting to EUR 48.3 million on March 31, 2004 were prepaid on April 21, 2004. In connection with the closing of the sale transaction, EUR 3.5 million was deposited in an Escrow account, which subsequently will also be used for prepayment of the senior credit facility when released. Evac has been consolidated to the Group during the period January 1 to March 31, 2004. The prepayment of EUR 48.3 million has been recorded as current liabilities in the consolidated balance sheet as of March 31, 2004.

                                                                     24 May 2003
                                                                    Page 5 of 18



Tables


CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in millions of euro)                                                        SANITEC INTERNATIONAL S.A.
                                                            -----------------------------------------------------------------------
                                                            (unaudited)   (unaudited)     (unaudited)                  (unaudited)
                                                            Period from   Period from     Period from    Period from   Period from
                                                            January 1 -   January 1 -     January 1 -    January 1 -   January 1 -
                                                              March 31,      June 30,   September 30,   December 31,     March 31,
                                                                   2003          2003            2003           2003          2004
----------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                         241.9         487.1           713.8          951.1         252.9
Other operating income                                              1.6           2.8             4.1            7.9           1.6
Operating expenses:
     Cost of products sold - materials and consumables           (73.7)       (150.9)         (225.6)        (299.1)        (81.4)
     Personnel                                                   (75.6)       (150.4)         (216.3)        (283.7)        (71.3)
     Outside services                                            (22.0)        (42.6)          (62.4)         (88.0)        (21.6)
     Depreciation and writedowns                                 (11.4)        (22.2)          (32.9)         (48.9)        (10.4)
     Amortization of goodwill                                    (11.0)        (21.8)          (32.5)         (43.3)        (10.3)
     Other operating expenses                                    (34.7)        (73.3)         (107.3)        (146.6)        (35.6)
----------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                   15.1          28.7            40.9           49.4          23.9
Other income (expenses):
Equity in income (loss) of associated companies                     0.5           2.0             3.7            1.9           0.7
Other income and expenses, net                                   (24.3)        (46.1)          (69.6)         (92.8)        (22.5)
----------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS          (8.7)        (15.4)          (25.0)         (41.5)           2.1
Income taxes                                                      (5.7)        (12.4)          (18.7)         (24.6)         (9.6)
Minority interests                                                (0.2)         (0.4)           (0.6)          (0.5)         (0.2)
----------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEMS                         (14.6)        (28.2)          (44.3)         (66.6)         (7.7)
Extraordinary items                                                  --            --              --         (18.8)            --
NET INCOME (LOSS)                                                (14.6)        (28.2)          (44.3)         (85.4)         (7.7)
----------------------------------------------------------------------------------------------------------------------------------
EBITDA                                                             37.5          72.7           106.3          141.6          44.6
==================================================================================================================================

                                                                     24 May 2003
                                                                    Page 6 of 18




CONSOLIDATED BALANCE SHEETS



                                                                                 SANITEC INTERNATIONAL S.A.
                                                     ------------------------------------------------------------------------------
(Amounts in millions of euro)                       (unaudited)     (unaudited)        (unaudited)                      (unaudited)
                                                   At March 31,     At June 30,   At September 30,   At December 31,   At March 31,
                                                           2003            2003               2003              2003           2004
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Fixed assets and other long-term investments
Intangible assets, net
       Goodwill                                           707.7           696.6              685.5       655.5                647.7
       Other intangible assets                             43.5            43.2               41.4        40.4                 39.6
-----------------------------------------------------------------------------------------------------------------------------------
                                                          751.2           739.8              726.9       695.9                687.3
Property, plant and equipment, net:
       Land                                                72.4            71.1               71.1        68.4                 68.7
       Buildings                                          106.8           104.2              101.7        98.9                 97.7
       Machinery and equipment                             94.4            94.3               87.4        90.3                 86.9
       Other tangible assets                                5.9             5.8                5.6         7.5                  7.2
       Advances paid and construction in progress          12.4            11.9               21.8        10.0                 11.4
-----------------------------------------------------------------------------------------------------------------------------------
                                                          291.9           287.3              287.6       275.1                271.9
Long-term investments and receivables:
       Investment securities                                0.5             0.4                0.4         0.3                  0.2
       Other receivables                                    9.2             9.6                9.9        10.3                  7.1
-----------------------------------------------------------------------------------------------------------------------------------
                                                            9.7            10.0               10.3        10.6                  7.3

Investments in associated companies                        33.0            33.0               34.1        23.6                 24.9
-----------------------------------------------------------------------------------------------------------------------------------

Total fixed assets and other long-term investments      1,085.8         1,070.1            1,058.9     1,005.2                991.4

Current assets :
Inventories :
       Finished goods                                      80.7            83.3               79.3        82.0                 75.9
       Work in progress                                    23.1            23.1               22.1        20.5                 22.4
       Raw material                                        58.0            57.8               55.9        58.5                 59.2
-----------------------------------------------------------------------------------------------------------------------------------
                                                          161.8           164.2              157.3       161.0                157.5

Trade accounts receivable                                 179.5           187.6              178.8       145.8                182.5
Loans receivable                                            5.5             5.1                5.3         5.9                  5.8
Prepaid expenses and accrued income                        20.0            21.7               18.6        19.9                 25.7
Other current assets                                       23.1            12.1               14.4        19.4                 16.3
Cash and cash equivalents                                  14.1            15.3               31.3        50.8                 33.9
-----------------------------------------------------------------------------------------------------------------------------------
                                                          242.2           241.8              248.4       241.8                264.2

Total current assets                                      404.0           406.0              405.7       402.8                421.7

TOTAL ASSETS                                            1,489.8         1,476.1            1,464.6     1,408.0              1,413.1
===================================================================================================================================

                                                                     24 May 2003
                                                                    Page 7 of 18




CONSOLIDATED BALANCE SHEETS

                                                                                SANITEC INTERNATIONAL S.A.
                                                      -----------------------------------------------------------------------------
(Amounts in millions of euro)                         (unaudited)   (unaudited)        (unaudited)                      (unaudited)
                                                     At March 31,   At June 30,   At September 30,   At December 31,    At March 1,
                                                             2003          2003               2003              2003           2004
-----------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AND TOTAL LIABILITIES
Shareholders' equity:
     Share capital                                           10.0          10.0               10.0              10.0           10.0
     Share premium funds                                    140.1         140.1              140.1             140.1          140.1
     Other reserves                                        (15.1)        (15.7)             (16.5)            (18.8)         (14.7)
     Retained earnings (deficit)                          (102.6)       (104.6)            (104.2)           (111.5)        (198.7)
     Net income (loss) for the period                      (14.6)        (28.2)             (44.3)            (85.4)          (7.7)
-----------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                   17.8           1.6             (14.9)            (65.6)         (71.0)

Minority interests                                            3.3           3.5                3.1               3.0            3.2

Provisions                                                   92.3          95.9               94.4              89.0           84.3

Non-current liabilities:
     Long term debt, excluding current installments         719.5         700.0              700.0             680.4          632.8
     Shareholder loans and subordinated loans               405.0         410.0              410.0             439.3          439.3
     Deferred tax liabilities                                 9.8          10.2               10.6               9.6           10.3
-----------------------------------------------------------------------------------------------------------------------------------
                                                          1,134.3       1,120.2            1,120.6           1,129.3        1,082.4
Current liabilities:
     Current debt                                             3.3           6.4                2.9               3.3            4.6
     Current installments of long-term debt                  25.8          31.6               31.1              36.6           87.5
     Trade accounts payable                                  86.9          89.7               75.8              97.8           90.2
     Accrued expenses and deferred income                    98.0          96.7              113.9              97.0          111.1
     Other current liabilities                               28.1          30.5               37.7              17.6           20.8
-----------------------------------------------------------------------------------------------------------------------------------
                                                            242.1         254.9              261.4             252.3          314.2

Total liabilities                                         1,376.4       1,375.1            1,382.0           1,381.6        1,396.6

SHAREHOLDERS' EQUITY AND TOTAL LIABILITIES                1,489.8       1,476.1            1,464.6           1,408.0        1,413.1
===================================================================================================================================

                                                                     24 May 2003
                                                                    Page 8 of 18



CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  SANITEC INTERNATIONAL S.A.
                                                    -------------------------------------------------------------------------------
(Amounts in millions of euro)                   (unaudited)   (unaudited)     (unaudited)   (unaudited)   (unaudited)
                                                Period from   Period from     Period from   Period from   Period from   Period from
                                                January 1 -       April 1-       July 1 -    October 1 -  January 1 -    January 1 -
                                                  March 31,      June 30,   September 30,   December 31,    March 31,   December 31,
                                                       2003          2003            2003           2003         2004           2003
-----------------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities:
Operating profit                                       15.1          13.6            12.2           8.5          23.9          49.4
Intangibles, property, plant and equipment, net
    Depreciation, amortization and writedown           22.4          21.6            21.4          26.8          20.7          92.2
    Selling profit / (loss) of fixed assets              --            --           (0.1)         (0.9)         (0.1)         (1.0)
-----------------------------------------------------------------------------------------------------------------------------------
Cash flow before working capital changes               37.5          35.2            33.5          34.4          44.5         140.6

Changes in working capital
    Current assets, non-interest bearing,
     (increase) /decrease                            (36.1)           2.0             8.8          24.0        (38.9)         (1.3)
    Inventories, (increase) / decrease                (8.3)         (2.9)             7.3         (5.2)           4.5         (9.1)
    Current liabilities, non-interest bearing,
    increase/ (decrease)                              (0.3)           4.8          (12.3)          17.4        (18.3)           9.6
-----------------------------------------------------------------------------------------------------------------------------------
                                                     (44.7)           3.9             3.8          36.2        (52.7)         (0.8)
 Cash flow from operating activities before
financial items and taxes                             (7.2)          39.1            37.3          70.6         (8.2)         139.8

Interest expenses paid                                (8.2)        (17.3)           (4.8)        (28.6)         (6.0)        (58.9)
Interest income received                                0.9           0.6             0.7           0.6           0.8           2.8
Other financial income received and paid                2.6         (1.6)             1.6         (2.1)         (1.0)           0.5
Income taxes paid                                     (5.0)         (4.4)           (4.5)         (4.1)         (3.5)        (18.0)
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES (A)              (16.9)          16.4            30.3          36.4        (17.9)          66.2
===================================================================================================================================
Cash flow from investing activities:
Investments in other tangible and intangible
assets                                                (5.2)         (7.2)          (10.4)         (9.2)         (4.5)        (32.0)
Proceeds from sale of tangible and  intangible
assets                                                  0.3           3.8             0.2           3.9           1.6           8.2
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES (B)               (4.9)         (3.4)          (10.2)         (5.3)         (2.9)        (23.8)
===================================================================================================================================

                                                                     24 May 2003
                                                                    Page 9 of 18


(Continues from previous page, amounts in millions of euro)



                                                                                SANITEC INTERNATIONAL S.A.
                                              -------------------------------------------------------------------------------------
                                              (unaudited)   (unaudited)     (unaudited)    (unaudited)  (unaudited)
                                              Period from   Period from     Period from    Period from   Period from    Period from
                                               January 1-     April 1 -        July 1 -    October 1 -   January 1 -    January 1 -
                                                March 31,      June 30,   September 30,   December 31,     March 31,   December 31,
                                                     2003          2003            2003           2003          2004           2003
-------- --------------------------------------------------------------------------------------------------------------------------
Cash flow from financing activities:
Loans receivable, (increase) / decrease               0.3         (0.1)           (0.6)          (0.5)          3.5         (0.9)
Current loans increase / (decrease)                  (1.7)         3.3            (3.6)           0.6           1.3         (1.4)
New long term loans                                   3.2           --              --             --            --          3.2
Amortization of long term loans                        --        (13.7)             --          (13.5)           --        (27.2)
Dividends paid                                         --           --            (0.6)            --            --         (0.6)
Other changes, including exchange rate changes        1.7         (0.9)            1.3            0.1          (1.6)         2.2
-------- --------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES (C)               3.5        (11.4)           (3.5)         (13.3)          3.2        (24.7)
===================================================================================================================================

CHANGE IN CASH AND CASH EQUIVALENTS (A+B+C),
INCREASE / (DECREASE)                               (18.3)          1.6           16.6           17.8         (17.6)        17.7
======== ==========================================================================================================================
Cash and cash equivalents at the beginning of        32.4          13.7           14.7           33.0          51.5         33.1
period
Cash and cash equivalents at the end of period       14.1          15.3           31.3           50.8          33.9         50.8
-------- --------------------------------------------------------------------------------------------------------------------------

Reconciliation of cash and cash equivalents
As previously reported                               34.6          14.1           15.3           31.3          50.8         34.6
Foreign exchange adjustment                          (2.2)         (0.4)          (0.6)           1.7           0.7         (1.5)
-------- --------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the beginning of        32.4          13.7           14.7           33.0          51.5         33.1
period
Change in cash and cash equivalents                 (18.3)          1.6           16.6           17.8         (17.6)        17.7
-------- --------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of period       14.1          15.3           31.3           50.8          33.9         50.8
===================================================================================================================================

                                                                     24 May 2003
                                                                   Page 10 of 18



CONSOLIDATED STATEMENTS OF OPERATIONS





                                                                         SANITEC INTERNATIONAL S.A.
                                            ---------------------------------------------------------------------------------------
                                           (unaudited)    (unaudited)            (unaudited)           (unaudited)    (unaudited)
                                           Period from    Period from            Period from   Period from October    Period from
                                           January 1 -      April 1 -               July 1 -      1 - December 31,    January 1 -
                                             March 31,       June 30,     September 30, 2003                  2003      March 31,
(Amounts in millions of euro)                     2003           2003                                                        2004
---------------------------------------------------------------------------------------------------------------------------------
NET SALES                                        241.9          245.2                  266.7                 237.3          252.9
Other operating income                             1.6            1.2                    1.3                   3.8            1.6
Operating expenses:
    Cost of products sold, materials and
consumables                                     (73.7)         (77.2)                 (74.7)                (73.5)         (81.4)
    Personnel                                   (75.6)         (74.8)                 (65.9)                (67.4)         (71.3)
    Outside services                            (22.0)         (20.6)                 (19.8)                (25.6)         (21.6)
    Depreciation and writedowns                 (11.4)         (10.8)                 (10.7)                (16.0)         (10.4)
    Amortization of goodwill                    (11.0)         (10.8)                 (10.7)                (10.8)         (10.3)
    Other operating expenses                    (34.7)         (38.6)                 (34.0)                (39.3)         (35.6)
---------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                  15.1           13.6                   12.2                   8.5           23.9
=================================================================================================================================
EBITDA                                            37.5           35.2                   33.6                  35.3           44.6
=================================================================================================================================

                                                                     24 May 2003
                                                                   Page 11 of 18



SEGMENTS



                                                                   SANITEC INTERNATIONAL S.A.
                               ---------------------------------------------------------------------------------------------------
                                       (unaudited)    (unaudited)          (unaudited)           (unaudited)           (unaudited)
                               Period from January    Period from          Period from   Period from October   Period from January
                                               1 -      April 1 -             July 1 -                   1 -                   1 -
                                         March 31,       June 30,   September 30, 2003     December 31, 2003             March 31,
(Amounts in millions of euro)                 2003           2003                                                             2004
----------------------------------------------------------------------------------------------------------------------------------
Net Sales
    Bathroom Ceramics                        155.6          155.1                145.9                 149.1                 165.4
    Bath and Shower Products                  68.4           72.4                 64.6                  68.0                  73.0
    Vacuum Sewage Systems                     17.9           17.7                 16.2                  20.2                  14.5
----------------------------------------------------------------------------------------------------------------------------------
Total net sales                              241.9          245.2                226.7                 237.3                 252.9

EBITDA
    Bathroom Ceramics                         25.7           24.2                 23.7                  22.5                  31.1
    Bath and Shower Products                  10.3            9.1                  8.5                  10.8                  12.2
    Vacuum Sewage Systems                      1.5            1.9                  1.4                   2.0                   1.3
----------------------------------------------------------------------------------------------------------------------------------
Total EBITDA                                  37.5           35.2                 33.6                  35.3                  44.6

Net sales by region:
    Central Europe(1)                         43.6           39.0                 43.1                  35.5                  43.6
    South-West Europe                         41.0           39.7                 33.7                  30.9                  43.1
    UK and Ireland                            24.5           26.4                 24.9                  28.0                  25.8
    Benelux                                   21.7           20.4                 17.7                  20.4                  25.0
    Southern Europe                           21.3           24.5                 18.8                  20.3                  21.1
    Central Eastern Europe(1)                 14.6           16.5                 19.4                  18.5                  18.0
    North-East Europe                         52.5           56.4                 48.1                  58.1                  57.1
    Export                                     4.8            4.6                  4.8                   5.4                   4.7
    Evac                                      17.9           17.7                 16.2                  20.2                  14.5
----------------------------------------------------------------------------------------------------------------------------------
    Total                                    241.9          245.2                226.7                 237.3                 252.9

(1) Czech Republic and Slovakia have been reclassified from Central Europe to Central Eastern Europe

                                                                     24 May 2003
                                                                   Page 12 of 18



OPERATING AND FINANCIAL REVIEW

THE DISCUSSION AND ANALYSIS BELOW PROVIDES INFORMATION, WHICH WE BELIEVE IS RELEVANT TO AN ASSESSMENT AND UNDERSTANDING OF OUR CONSOLIDATED FINANCIAL POSITION AND RESULTS OF OPERATIONS. THIS DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES.

THE FOLLOWING DISCUSSION AND ANALYSIS MAY CONTAIN MANAGEMENT'S EVALUATIONS AND STATEMENTS REFLECTING OUR VIEWS ON FUTURE PERFORMANCE AND MAY CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE VIEWS MAY INVOLVE RISKS AND UNCERTAINTIES THAT ARE DIFFICULT TO PREDICT AND MAY CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN SUCH FORWARD-LOOKING STATEMENTS. READERS SHOULD CONSIDER THAT VARIOUS FACTORS, INCLUDING CHANGES IN GENERAL ECONOMIC CONDITIONS, THE NATURE OF COMPETITION, DEVELOPMENTS IN DISTRIBUTION, INDUSTRY TRENDS, INFLUENCE OF CURRENCY FLUCTUATIONS AND INFLATION, AND OTHER FACTORS WHICH MAY OR MAY NOT BE DISCUSSED BELOW COULD AFFECT OUR PERFORMANCE. WE UNDERTAKE NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THE CONFLICT IN IRAQ AND FURTHER ACTIONS, WHICH HAVE ENSUED OR COULD ENSUE, MAY INFLUENCE THE GLOBAL ECONOMIC ENVIRONMENT SUBSTANTIALLY AND COULD HAVE A MATERIAL IMPACT ON OUR PROJECTED PERFORMANCE.

THE DISCUSSION BELOW IN THIS SUBSECTION INCLUDES A COMPARISON OF THE CONSOLIDATED HISTORICAL FINANCIAL STATEMENTS OF SANITEC INTERNATIONAL S.A. FOR THE PERIOD FROM JANUARY 1, 2004 TO MARCH 31, 2004 AND FOR THE PERIOD FROM JANUARY 1, 2003 TO MARCH 31, 2003, BOTH IN ACCORDANCE WITH FINNISH GAAP.

NOTE! FIGURES IN BRACKETS INDICATE AMOUNTS FOR THE CORRESPONDING PERIOD IN THE PREVIOUS YEAR. FOR FURTHER COMPARISONS, PLEASE REFER TO THE INCLUDED FINANCIAL STATEMENTS.




NET SALES

CONSOLIDATED
Net sales for the first quarter 2004 were considerably higher than net sales in the first quarter of 2003 and the last quarter in 2003. Net sales for the quarter were EUR 252.9 million (241.9 million), a solid increase of 4.5% or EUR
11.0 million against the first quarter of 2003 and EUR 15.6 million or 6.6% ahead of the last quarter in 2003. Stronger sales volumes in France and the United Kingdom, particularly in the DIY (Do-It-Yourself) market, a positive product mix in the Southern European region, as well as good volumes in the Scandinavian countries, particularly Sweden and Denmark, and improved average selling prices in the Central and Central Eastern Region all contribute to this improvement.

BATHROOM CERAMICS
Bathroom Ceramics net sales for the first quarter 2004 were EUR 165.4 million (155.6 million), an increase of EUR 9.8 million or 6.3% over the first quarter of 2003 and EUR 16.3 million or 10.9% over the last quarter in 2003. Increased volumes in the French and United Kingdom markets with DIY retailers, improvement in volumes in the Dutch market, and significantly higher volumes in the Polish market underpin this increase. Additionally, increased average selling prices in the Scandinavian countries and Southern Europe help reinforce this growth.

BATH AND SHOWER PRODUCTS
Bath and Shower Products net sales for the first quarter of 2004 were EUR 73.0 million (68.4 million), an increase of EUR 4.6 million or 6.7% compared to the first quarter of 2003 and EUR 5.0 million or 7.4% above the last quarter in 2003. Increased net sales in a majority of the regions, particularly the central eastern region, due to new product introductions, compensated for slower sales in the Central Europe region driven primarily by a product portfolio change.

VACUUM SEWAGE SYSTEMS
Vacuum Sewage Systems net sales for the first quarter of 2004 finished at EUR
14.5 million (17.9 million), a decrease of EUR 3.4 million or 19.0% compared to the respective quarter in 2003 and a decrease of EUR 5.7 million or 28.2% compared to the last quarter in 2003. A slowdown in the marine and spare parts business is the key drivers of this variance.

                                                                     24 May 2003
                                                                   Page 13 of 18

OPERATING EXPENSES

Operating expenses, excluding depreciation and amortization, finished the quarter EUR 3.9 million or 1.8% higher than the in the first quarter of 2003 at EUR 209.9 million (206.0 million). These expenses also finished higher than the last quarter in 2003 by EUR 4.1 million or 2.0%. The increase is driven primarily by the increase in cost of products sold - materials and consumables. The other cost categories reflect solid gains from savings programs and restructuring efforts implemented in previous years and continuing in 2004.

Cost of products sold - materials and consumables was EUR 81.4 million (73.7 million), which is EUR 7.7 million or 10.4% above the first quarter of 2003. This is also EUR 7.9 million or 10.7% higher than the last quarter in 2003. The increase in this cost category can be traced directly back to the increased net sales.

Personnel costs improved against the first quarter of 2003 ending at EUR 71.3 million (75.6 million) which is EUR 4.3 million or 5.7% lower than the prior year driven mostly by the reduced headcount. Personnel expenses were however higher than in the last quarter in 2003 by EUR 3.9 million or 5.8%. This increase is primarily related to the seasonality of the business.

Cost of outside services ended the quarter at EUR 21.6 million (22.0 million) which is EUR 0.4 million or 1.8% lower than in the first quarter of 2003. This represents a decrease of EUR 4.0 million or 15.6% against the last quarter in 2003. This decrease is mostly attributable to reductions in subcontracting services used.

Other operating expenses increased slightly by EUR 0.9 million or 2.6% to EUR
35.6 million (34.7 million) compared to the first quarter of 2003. This increase in driven primarily by expenses related to a production facility closing. These expenses were reduced by EUR 3.7 million or 9.4% against the last quarter in 2003, which is driven by a reduction in restructuring charges on a comparable basis.


DEPRECIATION AND AMORTIZATION

Depreciation and amortization for the first quarter of 2004 was EUR 20.7 million, which is EUR 1.7 million or 7.6% lower than the first quarter of 2003. These expenses were EUR 6.1 million or 22.8% lower than in the last quarter in 2003. The reduction is due mostly to the disposition of closed production facility assets and lower capital expenditure.


OPERATING PROFIT

Operating profit for the first quarter of 2004 was EUR 23.9 million (15.1 million), which is a substantial increase of EUR 8.8 million or 58.3% over the first quarter of 2003. The operating profit margin was 9.5 % of net sales compared to 6.2% in the first quarter of 2003 and 3.6% in the last quarter in 2003. The improved sales situation and restructuring efforts in Bathroom ceramic production and cost savings programs in the Sales, General, and Administration functions contribute to this notable increase.


EBITDA

The EBITDA for the first quarter of 2004 was EUR 44.6 million (37.5 million) or EUR 7.1 million i.e. 18.9 % higher than in the first quarter of the prior year. EBITDA was also EUR 9.3 million or 26.3% higher than in the last quarter 2003. This represents an EBITDA margin of 17.6% in the first quarter of 2004 compared to 15.5% in the first quarter of 2003 and 14.9% in the previous quarter. Improved sales coupled with a leaner cost structure gained through the savings and restructuring initiatives contribute to this improvement.

BATHROOM CERAMICS
Bathroom Ceramics EBITDA for the first quarter of 2004 was EUR 31.1 million (25.7 million), an increase of EUR 5.4 million or 21.0%. This represents an increase in EBITDA margin to 18.8% of net sales in the first quarter of 2004 compared to 16.5% in the first quarter of 2003 and 15.1% in the last quarter in 2003. The ceramics manufacturing network restructuring efforts as well as sales, general, and administration expense reductions started in previous years continued to pay off in the first quarter of 2004.

                                                                     24 May 2003
                                                                   Page 14 of 18

BATH AND SHOWER PRODUCTS
Bath and Shower Products EBITDA for the first quarter of 2004 was EUR 12.2 million (10.3 million), up EUR 1.9 million or 18.4% from the first quarter of 2003. This represents an increase in EBITDA margin to 16.7% of net sales compared to 15.1% in the first quarter of 2003 and 15.9% in the last quarter in 2003. The strategic purchasing initiatives enacted to reduce the cost of component material and the increasing positive effects of the sales, general, and administration cost reductions are at the core of this performance.

VACUUM SEWAGE SYSTEMS
Vacuum Sewage Systems EBITDA for the first quarter of 2004 was EUR 1.3 million (1.5 million) a decrease of 13.3% to the first quarter of 2003 and a decrease of EUR 0.7 million or 35.0% compared to the last quarter 2003. However, the EBITDA margin to net sales in the first quarter was 9.0% compared to 8.4% in the first quarter of 2003. An improving cost structure due to savings initiatives allowed this EBITDA profitability increase.


OTHER INCOME & EXPENSES, NET

Other income and expenses, net, consists of the net of interest income and other financial income, exchange gains and losses, write-downs of financial assets, and interest expenses and other financial expenses; in other words it represents our net financial position.

Other income and expenses, net, decreased by EUR 1.8 million or 7.4% to EUR 22.5 million (24.3 million) for the first quarter of 2004 compared to the first quarter of 2003 and decreased EUR 0.7 million or 3.0% against the last quarter in 2003. This decrease is driven primarily by lower interest expenses.


INCOME TAXES

Income taxes during the first quarter of 2004 were EUR 9.6 million (5.7 million), which represents a EUR 3.9 million or 68.4% increase against the same period in 2003. This increase is driven primarily by the increased profitability from higher sales and lower costs in certain of our regions. Cash payments of tax in the first quarter of 2004 were EUR 3.5 million (5.0 million).


CAPITAL EXPENDITURE

Total capital expenditure in the first quarter of 2004 was EUR 4.5 million (5.2 million), which is EUR 0.7 million or 13.5% lower than in the same quarter in the prior year and less than half of what was spend in the last quarter in 2003. Improved capital expenditure management allowed for a more effective used of capital resources.


PERSONNEL

At the end of the first quarter of 2004, Sanitec had 7,626 employees, which is 604 employees less than at the same time in 2003 and 251 people less than employed on December 31, 2003. The headcount reductions resulted from plant closings in the United Kingdom and Belgium during 2003 and personnel reductions in the sales, general and administration areas. These reductions were partially offset by an addition of personnel in our plants in low cost regions.


SUBSEQUENT EVENTS

The operations of our vacuum sewage systems segment (Evac) were sold to French Zodiac Group, in a transaction closed on April 14, 2004. The enterprise value of the sale was EUR 60 million. Out of the net proceeds of the sale of EUR 59.5 million, loans under senior credit facility amounting to EUR 48.3 million on March 31, 2004 were prepaid on April 21, 2004.

                                                                     24 May 2003
                                                                   Page 15 of 18



NET INDEBTEDNESS



                                                                       SANITEC INTERNATIONAL S.A.
                                                 -----------------------------------------------------------------------
(Amounts in millions of euro)                            At           At                At              At           At
                                                  March 31,     June 30,     September 30,    December 31,    March 31,
                                                       2003         2003              2003            2003         2004
------------------------------------------------------------------------------------------------------------------------
Total debt (including shareholder loan and PIK      1,154.0      1,148.0           1,144.0         1,159.6      1,164.2
loan)
Cash and bank balances (-)                             14.1         15.3              31.3            50.8         33.9
Shareholder loan (-)                                  334.3        334.3             334.3           358.5        358.5
PIK loan (-)                                           70.7         75.7              75.7            80.8         80.8
------------------------------------------------------------------------------------------------------------------------
Total net debt (1)                                    734.9        722.7             702.7           669.5        691.0
Interest bearing receivables /short-term (-)            5.5          4.9               5.5             5.8          5.9
Interest bearing receivables /long-term (-)             9.0          9.4               9.7            10.1          6.5
------------------------------------------------------------------------------------------------------------------------
Net indebtedness (excluding shareholder loan          720.4        708.4             687.5           653.6        678.6
and PIK loan)
------------------------------------------------------------------------------------------------------------------------
Shareholder loan (+)                                  334.3        334.3             334.3           358.5        358.5
PIK loan (+)                                           70.7         75.7              75.7            80.8         80.8
------------------------------------------------------------------------------------------------------------------------
Net indebtedness (including shareholder loan        1,125.4      1,118.4           1,097.5         1,092.9      1,117.9
and PIK loan)
========================================================================================================================
1)   We define total net debt as the total of long term debt including current installments and current debt, less cash and cash equivalents. Subordinated indebtedness (PIK-loan and Shareholder loan) is excluded.




DEVELOPMENT OF NET INDEBTEDNESS AND EXPLANATION ON NET CASH MOVEMENT FOR
OPERATING, INVESTING AND FINANCING ACTIVITIES JANUARY - MARCH 2004.



(Amounts in millions of euro)                                                                         SANITEC
                                                                                                INTERNATIONAL
                                                                                      CHANGE             S.A.
------------------------------------------------------------------------------- -----------------------------
NET INDEBTEDNESS (INCLUDING SHAREHOLDER LOAN AND PIK) DECEMBER 2003                                   1,092.9
CHANGE OF NET INDEBTEDNESS
    Increase/(Decrease) of interest bearing debt                                         4.6
    (Increase)/Decrease of interest bearing loan receivable                              3.5
    (Increase)/Decrease in cash and cash equivalents                                    16.9
Increase/(Decrease) of net indebtedness December 2003 - March 2004                                       25.0
------------------------------------------------------------------------------- -----------------------------
NET INDEBTEDNESS (INCLUDING SHAREHOLDER LOAN AND PIK) MARCH 2004                                      1,117.9
------------------------------------------------------------------------------- -----------------------------
USES/SOURCES

------------------------------------------------------------------------------- -----------------------------
USES/SOURCES NON-CASH EFFECTIVE
    Exchange variance of liabilities                                                                    (3.3)
USES/SOURCES CASH EFFECTIVE
    Cash flow from operating activities                                               (17.9)

                                                                     24 May 2003
                                                                   Page 16 of 18


------------------------------------------------------------------------------- -----------------------------
    Cash flow from investing activities                                                (2.9)
    Other variances                                                                    (0.9)           (21.7)
------------------------------------------------------------------------------- -----------------------------
INCREASE OF NET INDEBTEDNESS JANUARY - MARCH 2004                                                      (25.0)
=============================================================================== =============================



LIQUIDITY AND CAPITAL RESOURCES

Under our senior credit facility, we are required to make the following repayments of principal through 2008:



Year                                        (Amount in millions of euro)
------------------------------------------------------------------------
2004 (April - December)                                          87.5(1)
2005                                                                48.2
2006                                                                58.2
2007                                                                59.6
2008                                                                53.1
Thereafter                                                         153.7
------------------------------------------------------------------------
Total Senior Credit                                                460.3
========================================================================
(1) Including the prepayment of EUR 48.3 million caused by the sale of Evac



As of March 31, 2004, our total long-term debt including the PIK loan and the shareholder loan amounted to EUR 1,159.6 million, and our total short-term debt amounted to EUR 4.6 million.



(Amounts in millions of euro)                                        SANITEC INTERNATIONAL S.A
                                                      --------------------------------------------------------
LONG TERM DEBT INCLUDING CURRENT PORTION                        December 31, 2003              March 31, 2004
--------------------------------------------------------------------------------------------------------------
    Senior A                                                                241.4                       244.7
    Senior B                                                                107.8                       107.8
    Senior C                                                                107.8                       107.8
    High Yield Bond                                                         260.0                       260.0
--------------------------------------------------------------------------------------------------------------
                                                                            717.0                       720.3

Short-term and overdrafts                                                     3.3                         4.6

PIK On-Loan I                                                                80.8                        80.8
Shareholder On-Loan I                                                       358.5                       358.5
--------------------------------------------------------------------------------------------------------------
Total                                                                     1,159.6                     1,164.2
==============================================================================================================



Our long-term debt as of March 31, 2004 matures as follows:

-------------------------------------------------------------------
Year                                               (in millions of
                                                             euro)
-------------------------------------------------------------------
2004 (April - December)                                    87.5(1)
2005                                                          48.2

                                                                     24 May 2003
                                                                   Page 17 of 18

2006                                                          58.2
2007                                                          59.6
2008                                                          53.1
Thereafter                                                   853.0
-------------------------------------------------------------------
Total long-term debt                                       1,159.6
===================================================================
     (1) Including the prepayment of EUR 48.3 million caused by the sale of Evac

                                                                     24 May 2003
                                                                   Page 18 of 18




We expect to be able to finance these obligations and our working capital requirement through a combination of operating cash flows and borrowings under our EUR 50 million revolving credit facility under the senior credit facility, which is subject to restrictive covenants. In addition in March 31, 2004, certain of our operating subsidiaries had an aggregate of EUR 0.9 million of borrowing capacity under credit facilities of EUR 5.5 million.

The Total Debt Coverage Ratio to Adjusted EBITDA covenant levels, until September 30, 2007, are set forth in the following table.




                                                      X ADJUSTED
                                                          EBITDA
-----------------------------------------------------------------
October 1, 2003 - March 31, 2004                            4.55
April 1, 2004 - June 30, 2004                               4.25
July 1, 2004 - September 30, 2004                           4.00
October 1, 2004 - September 30, 2005                        3.50
October 1, 2005 - September 30, 2006                        3.00
October 1, 2006 - September 30, 2007                        2.75


Sanitec International is in compliance with the covenants and provisions contained in the indenture.




Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks, including adverse changes in interest rates, currency exchange rates and, to a lesser extent, commodity pricing.


INTEREST RATE RISK MANAGEMENT

We are exposed to interest rate risk through our debt instruments. These instruments are currently comprised primarily of the senior credit facility and certain other operating credit facilities. We manage interest rate risk on a group-wide basis with a combination of fixed and floating interest rate financial instruments designed to balance the fixed and floating interest rates. We have entered into interest rate swaps and options to adjust interest rate risk exposure when appropriate.

The table below provides, as at March 31, 2004, information about our financial instruments that are sensitive to changes in interest rates, including debt obligations, interest rate swaps and interest rate options. For debt obligations, the table presents principal cash flows by expected maturity dates and related weighted average interest rates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. For interest rate options, the table shows contract amounts and respective average strike rates.

                                                                     24 May 2003
                                                                   Page 19 of 18




(Amounts in millions of euro except percentages)

-----------------------------------------------------------------------------------------------------------------
SANITEC INTERNATIONAL S.A.             2004       2005        2006        2007       2008  THERE-AFTER     TOTAL
-----------------------------------------------------------------------------------------------------------------
Liabilities:
Long-term debt:
Senior loan                            87.5       48.2        58.2        59.6       53.1      153.7       460.3
Weighted av. rate                      4.8%       4.8%        4.8%        4.8%       4.8%       5.1%        4.9%
PIK loan                                 --         --          --          --         --       80.8        80.8
Rate                                     --         --          --          --         --      13.8%       13.8%
Weighted av. rate                      4.8%       4.8%        4.8%        4.8%       4.8%       8.1%        6.3%

Interest rate swaps:
Variable to fixed                      25.0      110.0       200.0          --         --         --       335.0
Average pay rate                       4.1%       4.3%        4.0%          --         --         --        4.1%

Interest rate options:
Sold floors:                           50.0         --          --          --         --         --        50.0
Weighted av. strike:                   2.8%         --          --          --         --         --        2.8%
Bought caps:                           50.0         --          --          --         --         --        50.0
Weighted av. strike:                   4.5%         --          --          --         --         --        4.5%
-----------------------------------------------------------------------------------------------------------------




This table presents the carrying amounts and estimated fair values of interest rate swaps and options. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.



(Amounts in millions of euro)

----------------------------------------------------------------------------------------------------------------------
                                SANITEC INTERNATIONAL S.A.                   SANITEC INTERNATIONAL S.A.

                                    December 31, 2003                              March 31, 2004
                        Contract   Carrying        Fair        Avg.        Contract   Carrying       Fair         Avg.
                          Amount       Value      Value    Maturity          Amount      Value      Value     Maturity
                                                           (months)                                           (months)
----------------------------------------------------------------------------------------------------------------------
IRS (Euribor)              330.0       (1.6)      (7.6)       28.0            305.0      (3.0)     (10.3)       27.1
IRS (GBP -Libor)            28.4          --      (0.4)       24.0             30.0         --      (1.3)       21.0

Interest rate options      100.0          --      (0.3)       11.8            100.0         --      (0.3)        8.8

Foreign exchange
forwards                   172.8          --        1.8        3.2            189.8         --      (1.4)        2.9
Foreign exchange
options                      9.9          --        0.1        0.9             14.5         --      (0.2)        0.7
----------------------------------------------------------------------------------------------------------------------

                                                                     24 May 2003
                                                                   Page 20 of 18





FOREIGN CURRENCY FORWARD CONTRACTS

The table below provides information, as at March 31, 2004, about our significant derivative financial instruments that are sensitive to changes in foreign currency exchange rates and their respective fair values, including carrying amounts. In the table below, the pro forma information reflects the absolute change in the estimated fair value of our foreign exchange forwards assuming the foreign exchange rates change by 10%. Our foreign exchange forward contracts generally do not exceed one year.


(Amounts in millions of euro)


---------------------------------------------------------------------------------------------------------
Currency                         Notional Amount         Fair Value Amount     Proforma Change in Values
---------------------------------------------------------------------------------------------------------
DKK                                         23.6                      23.6                           2.1
GBP                                         21.3                      20.7                           1.9
NOK                                         16.7                      16.7                           1.5
SEK                                         55.3                      54.6                           5.1
USD                                         23.4                      23.4                           2.1
Others                                      49.5                      49.3                           4.5
---------------------------------------------------------------------------------------------------------
Total                                      189.8                     188.3                          17.2
=========================================================================================================



COMMODITY RISK MANAGEMENT

We currently do not engage in any hedging related to risks in commodity or raw material prices. In the future, we may hedge risks related to the price of energy.